AERIAL RESUPPLY, LLC

FINANCIAL STATEMENTS

For the fiscal year ending December 31, 2024

(Unaudited)

Profit and Loss

Aerial Resupply Coffee

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Channel Sales	0
Amazon Sales	$2,890.75
PayPal Sales	$28,725.77
Shopify Sales	$201,497.13
Total for Channel Sales	**$233,113.65**
Shipping Income	$6,697.65
Wholesale Sales	$89,465.14
Total for Income	**$329,276.44**
Cost of Goods Sold	
COGS	0
COGS - Coffee/Retail Costs	$120,066.84
COGS - Freight & Shipping Costs	$55,687.27
COGS - Packaging	$36,314.58
COGS - Tools & Equipment	$4,751.14
Total for COGS	**$216,819.83**
Total for Cost of Goods Sold	**$216,819.83**
Gross Profit	**$112,456.61**
Expenses	
Advertising & Marketing	0
Digital & TV Ads	$15,881.97
Marketing Software & Apps	$6,651.71
PR & Marketing Contractors	$27,265.99
Promotional Items	$23,022.34
SEO	$5,489.73
Total for Advertising & Marketing	**$78,311.74**
Channel Subscription Fees	0
Amazon Fees	$1,778.23
PayPal Fees	$1,568.56
Quickbooks Fees	$2,277.14
Shopify Fees	$15,075.43
Total for Channel Subscription Fees	**$20,699.36**
Dues and Subscriptions	$1,069.00
Insurance	$4,007.46
Legal & Professional Fees	0
Accounting Fees	$3,355.00
Consulting Fees	$1,885.00
Total for Legal & Professional Fees	**$5,240.00**
Meals & Entertainment	$319.07

Profit and Loss

Aerial Resupply Coffee

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Office Expense	0
Bank Fees	$79.00
Interest Expense	$9,400.97
Office Supplies	$7,139.58
Payment Processing Fees	$478.61
Software & Apps	$3,539.02
Training & Continued Education	$250.00
Total for Office Expense	**$20,887.18**
Payroll expenses	0
Payroll Processing Fees	$2,357.75
Payroll taxes	$21,625.90
Wages	$88,719.89
Total for Payroll expenses	**$112,703.54**
Repair & Maintenance	$17,831.03
Taxes & Licenses	$1,437.41
Travel	$479.06
Utilities	0
Internet	$1,119.77
Rent & Lease	$44,907.96
Total for Utilities	**$46,027.73**
Total for Expenses	**$309,012.58**
Net Operating Income	**-$196,555.97**
Other Income	
Sales Tax Discount	$4.34
Total for Other Income	**$4.34**
Other Expenses	
Net Other Income	**$4.34**
Net Income	**-$196,551.63**

Aerial Resupply Coffee

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-196,551.63
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	5,866.68
BOA Mastercard - 6434	1,330.13
Chase Visa CC - 2466	26,129.60
Colorado, Lafayette Payable	0.00
Georgia Department of Revenue Payable	331.91
Georgia Sales Tax Payable (Clearing)	155.20
North Carolina Department of Taxation Payable	231.09
Virginia Department of Taxation Payable	-25.59
Virginia Sales Tax Payable (Clearing)	-232.86
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**33,786.16**
Net cash provided by operating activities	**$ -162,765.47**
INVESTING ACTIVITIES	
K Cup Machine	-8,999.00
Net cash provided by investing activities	**$ -8,999.00**
FINANCING ACTIVITIES	
CIC Loan	-8,683.62
Coffee Roaster Loan (Pawnee)	-5,153.52
Wefunder Raise Loan	67,886.38
Owner's Equity:Owner's Draw	-21,457.34
Retained Earnings	-2,549.66
Net cash provided by financing activities	**$30,042.24**
NET CASH INCREASE FOR PERIOD	**$ -141,722.23**
Cash at beginning of period	199,671.52
CASH AT END OF PERIOD	**$57,949.29**

Balance Sheet

Aerial Resupply Coffee

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Cash	
NBKC CHECKING - 2595	$57,122.08
PayPal Bank	$50.93
QuickBooks Checking Account	$463.22
Total for Bank Accounts	**$57,636.23**
Accounts Receivable	
Accounts Receivable (A/R)	$11,412.72
Total for Accounts Receivable	**$11,412.72**
Other Current Assets	
Inventory Asset	$5,000.00
Payments to deposit	$313.06
Total for Other Current Assets	**$5,313.06**
Total for Current Assets	**$74,362.01**
Fixed Assets	
K Cup Machine	$8,999.00
Machinery & Equipment	$33,892.88
Total for Fixed Assets	**$42,891.88**
Other Assets	
Total for Assets	**$117,253.89**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
BOA Mastercard - 6434	$1,330.13
Chase Visa CC - 2466	$35,376.03
Total for Credit Cards	**$36,706.16**
Other Current Liabilities	
Colorado, Lafayette Payable	
Georgia Department of Revenue Payable	$331.91
Georgia Sales Tax Payable (Clearing)	$155.20
North Carolina Department of Taxation Payable	$231.09
Virginia Department of Taxation Payable	
Virginia Sales Tax Payable (Clearing)	$16.45
Total for Other Current Liabilities	**$734.65**
Total for Current Liabilities	**$37,440.81**

Balance Sheet

Aerial Resupply Coffee

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
CIC Loan	$39,248.28
Coffee Roaster Loan (Pawnee)	$23,563.01
Wefunder Raise Loan	$288,999.36
Total for Long-term Liabilities	**$351,810.65**
Total for Liabilities	**$389,251.46**
Equity	
Retained Earnings	-$51,438.94
Net Income	-$196,551.63
Opening balance equity	
Owner's Equity	0
Owner's Draw	-$24,007.00
Owner's Investments	
Total for Owner's Equity	**-$24,007.00**
Total for Equity	**-$271,997.57**
Total for Liabilities and Equity	**$117,253.89**

AERIAL RESUPPLY, LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year Ending December 31, 2024

1. ORGANIZATION AND PURPOSE

Aerial Resupply, Inc. (the "Company"), is a corporation organized under the laws of the State of Virginia. The Company operates a coffee roastery and retail business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2024 and December 31, 2023, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.